SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement:  01 February 2010

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Holding(s) in Company made on 07 December, 2009
Enclosure 2	Transaction in Own Shares made on 08 December, 2009
Enclosure 3	Transaction in Own Shares made on 15 December, 2009
Enclosure 4	BT ANNOUNCES BOARD CHANGE made on 18 December, 2009
Enclosure 5	Transaction in Own Shares made on 22 December, 2009
Enclosure 6	Transaction in Own Shares made on 30 December, 2009
Enclosure 7	Total Voting Rights made on 31 December, 2009
Enclosure 8	JEFF KELLY JOINS BT AS CEO BT GLOBAL SERVICES made on 08 January, 2010
Enclosure 9	Transaction in Own Shares made on 12 January, 2010
Enclosure 10	NOTIFICATION OF MAJOR INTEREST IN SHARES made on 13 January, 2010
Enclosure 11	BT DISPOSES OF MOSAIC PLATFORM TO TATA COMMUNICATIONS made on 18 January, 2010
Enclosure 12	Transaction in Own Shares made on 19 January, 2010
Enclosure 13	Transaction in Own Shares made on 21 January, 2010
Enclosure 14	Transaction in Own Shares made on 26 January, 2010
Enclosure 15	Total Voting Rights made on 29 January, 2010

Enclosure 1

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BT Group plc

2. Reason for Notification
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation				BlackRock Inc.
4. Full name of shareholder(s) if different from 3.				N/A
5.Date of the transaction and date in which threshold is crossed or reached				01/12/2009
6.Date on which issuer notified				04/12/2009
7. Threshold(s) that is/are crossed or reached:				HOLDING HAS GONE ABOVE 5%

8. Notified details:
A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0030913577	N/A	N/A	N/A	N/A	406,119,930	N/A	5.24%

B: Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period	Number of voting rights that may be acquired if the instrument is exercised / converted				% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
CFD	N/A	N/A	N/A	10,984,956		Nominal	Delta
0.14%

Total A + B + C
Number of Voting Rights			% of voting rights
417,104,886			5.38%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name		Francis O'Mahony
15. Contact telephone number		020 7356 6143

Enclosure 2

Tuesday 8 December 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 35,201 ordinary shares at a minimum price of 61 pence per share and a maximum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 399,005,636 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,221,393.

The above figure (7,752,221,393) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 15 December 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 49,346 ordinary shares at a minimum price of 61 pence per share and a maximum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,956,290 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,270,739.

The above figure (7,752,270,739) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

BT ANNOUNCES BOARD CHANGE - Deborah Lathen to step down

BT today announced  that  Deborah Lathen  will be stepping down from the BT Board on 31 January 2010 having served for three years.

Sir Mike Rake, Chairman of BT, said: 'I would like to thank Deborah for the contribution she has made during what has been a challenging period for the Company.  We wish her well in the future especially with her consultancy work and other business interests.

Ends

Enclosure 5

Tuesday 22 December 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 110,265 ordinary shares at a minimum price of 61 pence per share and a maximum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,846,025 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,381,004.

The above figure (7,752,381,004) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

Wednesday 30 December 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 29,113 ordinary shares at a price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,816,912 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,410,117.

The above figure (7,752,410,117) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Thursday 31 December 2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 December 2009, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 398,816,912 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,752,410,117.

The above figure (7,752,410,117) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

January 8, 2010

JEFF KELLY JOINS BT AS CEO BT GLOBAL SERVICES

Hanif Lalani to leave BT after 26 years service

Jeff Kelly is joining BT as CEO of its Global Services division. Kelly, a US citizen, has close to 25 years IT services experience at the Global IT services firm, EDS, where he most recently ran their $10 billion business in the Americas.

Kelly will take over from Hanif Lalani who, after 26 years with BT, is leaving the company to pursue personal business interests. He will step down from the Board with immediate effect. Lalani has played an important role at Global Services, stabilising the division and then delivering improved financial results over sequential quarters.

Kelly's task will be to build on that progress and help BT Global Services realise its potential as a world leading provider of managed networked services. The division already possesses an excellent customer base and wins major awards for its customer service so the foundations are in place for a successful business.

Lalani has held a number of positions in BT including CEO, BT Northern Ireland where he received an OBE for his services. He has been a BT Group Board member since 2005, initially as Group CFO and most recently as CEO Global Services. He will stay on with BT until the end of March to assist with a smooth transition of responsibilities. Kelly will start with immediate effect.

Kelly said: "I am thrilled to be joining BT at such an exciting time. I know from experience that Global Services enjoys a terrific reputation for its customer service and client base. My job is to build on those foundations and create a business that delivers value to BT's shareholders as well as its customers. Globalisation is here to stay and BT can help companies make the most of the opportunity it presents".

Ian Livingston, BT CEO added: "Hanif took over as CEO of Global Services at a difficult time for the division. He and his team firstly stabilised and then started to turn around the business delivering significantly improved financial results and world class customer service. We are very grateful to Hanif for his hard work in achieving this".

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group's revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Enclosure 9

Tuesday 12 January 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,469 ordinary shares at a minimum price of 61 pence per share and a maximum price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,814,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,412,586.

The above figure (7,752,412,586) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group Plc GB0030913577
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Norges Bank
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	12th January 2010
6. Date on which issuer notified:	13th January 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	232,104,001	232,104,001	240,354,001	240,354,001		3.10%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument		Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
N/A		N/A	N/A	N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights			Percentage of voting rights
240,354,001			3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	Anna Watch
15. Contact telephone number:	+44 207 356 5158

Enclosure 11

BT DISPOSES OF MOSAIC PLATFORM TO TATA COMMUNICATIONS

Today BT announces the sale of the Mosaic platform, an on-demand digital media management platform, to Tata Communications. The unaudited gross assets of the business being sold are £0.5m as at 30 September 2009.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group's revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

End

Enclosure 12

Tuesday 19 January 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 36,391 ordinary shares at a minimum price of 61 pence per share and a maximum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,778,052 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,448,977.

The above figure (7,752,448,977) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

Thursday 21 January 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 456 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,777,596 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,449,433

The above figure (7,752,449,433) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

Tuesday 26 January 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 39,636 ordinary shares at a price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,737,960 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,752,489,069.

The above figure (7,752,489,069) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 15

Friday 29 January 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 January 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 398,737,960 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,752,489,069.

The above figure (7,752,489,069) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 01 February 2010